Exhibit (a)(1)(G)

INTERNATIONAL PAPER PLAZA 6400 POPLAR AVENUE MEMPHIS, TN 38197

News Release

International Paper Commences Share Repurchase

Buyback of up to 41.7 Million Shares or Approximately 8.4 Percent of Shares Outstanding

Modified ‘Dutch Auction’ Tender Offer to Commence on Aug. 16

MEMPHIS, Tenn.—Aug. 15, 2006—International Paper (NYSE:IP) today announced that it is commencing a tender offer to purchase up to approximately 41.7 million shares, or approximately 8.4 percent of its currently outstanding shares. Under the modified “Dutch Auction” tender offer, the company will repurchase up to $1.5 billion of its common stock at a price that is not less than $32.50 and not greater than $36 per share. The tender offer is scheduled to be completed on Sept. 13, 2006.

On July 13, the company announced that its board of directors authorized a share repurchase program to acquire up to $3 billion of the company’s stock through the end of 2007 as part of International Paper’s transformation plan, launched in 2005. The tender offer announced today commences the company’s share repurchase program.

“When we announced our transformation strategy last year, we committed to a balanced and disciplined use of proceeds from divestitures, including returning value to shareowners. We believe this share repurchase, combined with strengthening our balance sheet and strategic reinvestment in our global platform businesses, will generate the best performance for International Paper and provide the strongest returns to its shareowners,” said John Faraci, chairman and chief executive officer.

Tender Offer

The modified “Dutch Auction” tender offer for shares of the company’s common stock will commence on Aug. 16, 2006, and expire on Sept. 13, 2006, at midnight, New York City time, unless extended by the company.

Under the terms of the tender offer, the company is offering to purchase for cash up to 41,666,667 shares of its common stock at a purchase price not greater than $36 or less than $32.50 per share. The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions described in the offer to purchase and related documents. Shareowners can choose to tender their shares, specifying a target share price, within the designated range, at which they would sell. After the tender offer expires, the company will examine the prices chosen by shareowners and then select the lowest price per share within the specified price range that will allow the company to purchase 41,666,667 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered. If shareowners tender more than 41,666,667 shares at or below the determined purchase price per share, the company will purchase those shares at the determined price per share, on a pro rata basis, based upon the number of shares each shareowner tenders, subject to certain exceptions. Shareowners whose shares are purchased in the tender offer will be paid the determined purchase price per share in cash, less any applicable withholding taxes and without interest after expiration of the tender offer. All shares purchased in the tender offer will be purchased at the same purchase price, regardless of whether the shareowner tendered at a lower price. Shares tendered but not purchased will be returned promptly following the expiration of the tender offer.

Subject to certain limitations and legal requirements, the company may purchase in the tender offer up to an additional 2 percent of its outstanding shares (or approximately 9.9 million shares) without extending the offer.

Goldman, Sachs & Co. and UBS Securities LLC will serve as dealer managers for the tender offer. D.F. King & Co., Inc. will serve as information agent and Mellon Investor Services will serve as the depositary.

While International Paper’s board of directors has authorized the share repurchase program, it does not, nor does the company, the dealer managers, the information agent or the depositary make any recommendation to shareowners as to whether to tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. Shareowners must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them. In doing so, shareowners should read carefully the information in, or incorporated by reference in, the offer to purchase and in the related letter of transmittal, including the purposes and effects of the offer. Shareowners should discuss their decision with their tax advisors, financial advisors and/or brokers.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company’s common stock. The solicitation of offers to buy shares of the company’s common stock will be made only pursuant to the offer to purchase and related materials that the company will send to its shareowners shortly. Shareowners should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. Shareowners will be able to obtain the offer to purchase and related materials at no charge at the SEC’s website at www.sec.gov, or the company’s website at www.internationalpaper.com, or from the information agent, D. F. King & Co., Inc. Shareowners are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

About International Paper’s Transformation Plan

Today’s announcement is part of the transformation plan International Paper announced in July 2005 to strengthen the company by:

•	focusing on two global platform businesses (uncoated papers and packaging, along with xpedx, its merchant distribution business) and improving profitability of those key businesses;

•	exploring strategic options, including possible sale or spin-off, for certain assets or businesses; and

•	using proceeds from divestitures to return value to shareowners, strengthen the company’s balance sheet, and selectively reinvest in its two global platform businesses.

Details about the transformation plan, and more specific information concerning the progress of the divestitures is contained in the company’s Securities and Exchange Commission filings.

About International Paper

Headquartered in the United States, International Paper has been a leader in the forest products industry for more than 100 years. The company is currently transforming its operations to focus on its global uncoated papers and packaging businesses, which operate and serve customers in the U.S., Europe, South America and Asia. These businesses are complemented by an extensive North American merchant distribution system. International Paper is committed to environmental, economic and social sustainability, and has a long-standing policy of using no wood from endangered forests. To learn more, visit www.internationalpaper.com.

This press release and the documents incorporated by reference may contain “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the company’s market opportunities, strategies, competition and expected activities and expenditures, and at times may be identified by the use of words such as “may,” “will,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and variations of these words or comparable words. Forward-looking statements are based on current expectations and assumptions, and inherently involve risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the following: completion of the offer and the number of shares tendered and the purchase price at which the company determines to purchase shares in the offer; fluctuations in the market value of the shares; changes in economic and industry conditions that could affect the company generally, or affect the market price of the shares; the ability to successfully negotiate satisfactory sale terms for assets that are being evaluated for sale but are not currently under contract, and the ability to make selective accretive reinvestments that meet the company’s financial requirements; the ability to execute sale transactions for assets or businesses currently under contract and the realization of anticipated sales proceeds thereunder; changes in U.S. federal tax laws that could impact the amount of net proceeds that the company is able to realize from certain transactions pursuant to the transformation plan; the ability to accomplish and to realize anticipated profit improvement from the transformation plan and the impact of the transformation plan on the company’s relationships with its employees; the highly competitive nature of the paper industry; changes in the company’s product volume and sales mix; delays in the acceptance of price increases, or price discounting, which could result in lower than anticipated price realizations; changes in the costs and availability of raw materials and energy sources used in the company’s manufacturing process; changes in transportation rates or fuel surcharges and/or transport availability in truck and rail; changes in international conditions in countries in which the company has manufacturing facilities or sells its products; changes in currency exchange rates; changes in the company’s pension and health care costs, and the impact of new legislation, including modified pension funding requirements; potential liabilities and other claims that may be asserted against the company; unanticipated expenditures related to the cost of compliance with environmental and other governmental regulations; changes in the company’s credit ratings issued by nationally recognized statistical rating organizations; and the occurrence of a natural disaster which could cause operational disruptions which could impair the company’s profitability. In addition, please refer to our Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2005, as amended by Form 10-K/A (except for Items 6, 7, 8 and 15, which have been revised in our Current Report on Form 8-K, as filed on August 14, 2006), our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, and our periodic report on Form 8-K, as filed on Aug. 14, 2006, for a more detailed discussion of these risks and uncertainties and other factors. You should not place undue reliance on our forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to make any revision to the forward-looking statements contained in this press release, the Offer to Purchase, the accompanying Letter of Transmittal or in any document incorporated by reference into the Offer to Purchase, or to update them to reflect events or circumstances occurring after the date of the Offer to Purchase.

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Contacts:

Media: Amy Sawyer, 901-419-4312; Investors: Brian McDonald, 901-419-4957 or Brian Turcotte, 203-541-8632